02-4904


03037308

ROCK RESOURCES INC.
(the "Company")

03 NOV 12 AM 7:21

News Release – AUGUST 31st QUARTERLY FILED

October 31, 2003

SUPPL

Management reports the Company has filed its August 31, 2003 Quarterly Report with SEDAR. Extracts follow:

Stock options: Options to purchase 289,250 shares at $0.75 per share expired June 21, 2003 and there were no outstanding stock options at August 31, 2003

Profit and Loss: The loss for the quarter was $122,557 (previous year first quarter loss was $261,028). This loss reduction was achieved by downsizing the office facilities and staff and other related general and administrative costs.

Temagami North and Cobalt South Properties: As per the June 2003 extended and expanded agreement with Tres Or for the Temagami North and Cobalt South properties, the Company paid $10,000 and returned 290,000 Tres Or shares to Tres Or in consideration for the extended and expanded agreement which included the settlement of outstanding exploration costs for the Temagami North property. The net increase in the acquisition costs for these properties is $32,957 and the total acquisition cost to date is $141,957.

Subsequent Events

Expropriation Claim: The Court of Appeal ordered that the Government pay the Company's costs for the Court of Appeal hearing and in the lower Court. These costs have now been agreed in the sum of C$18,562.91 and received by the Company's lawyers.

Director Appointed: Anthony Balme was appointed as a replacement director on October 14, 2003. Accordingly the Company's Board now consists of five Directors, namely, Graeme Rowland, James G.G. Watt, William Jung, John A. Versfelt and Anthony Balme.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** October 30th, 2003

3. **Press Release:**
A news release dated October 31st, 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Management reports the Company has filed its August 31, 2003 Quarterly Reports with SEDAR.

5. **Full Description of Material Change:** See attached news release dated October 31st, 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 31st October, 2003.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES INC.
(the "Company")

News Release – AUGUST 31st QUARTERLY FILED

October 31, 2003

Management reports the Company has filed its August 31, 2003 Quarterly Report with SEDAR. Extracts follow:

Stock options: Options to purchase 289,250 shares at $0.75 per share expired June 21, 2003 and there were no outstanding stock options at August 31, 2003

Profit and Loss: The loss for the quarter was $122,557 (previous year first quarter loss was $261,028). This loss reduction was achieved by downsizing the office facilities and staff and other related general and administrative costs.

Temagami North and Cobalt South Properties: As per the June 2003 extended and expanded agreement with Tres Or for the Temagami North and Cobalt South properties, the Company paid $10,000 and returned 290,000 Tres Or shares to Tres Or in consideration for the extended and expanded agreement which included the settlement of outstanding exploration costs for the Temagami North property. The net increase in the acquisition costs for these properties is $32,957 and the total acquisition cost to date is $141,957.

Subsequent Events

Expropriation Claim: The Court of Appeal ordered that the Government pay the Company's costs for the Court of Appeal hearing and in the lower Court. These costs have now been agreed in the sum of C$18,562.91 and received by the Company's lawyers.

Director Appointed: Anthony Balme was appointed as a replacement director on October 14, 2003. Accordingly the Company's Board now consists of five Directors, namely, Graeme Rowland, James G.G. Watt, William Jung, John A. Versfelt and Anthony Balme.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com